Manually signed

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECU EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Banknorth Inc. Amended and Restated 401(k) Plan, As Amended

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P. O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements are hereby filed for the TD Banknorth Inc. 401(k) Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005

Notes to Financial Statements

Exhibit 23.1 Consent of Mahoney Cohen & Company, CPA, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the TD Banknorth Inc. Amended and Restated 401(k) Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANKNORTH INC. AMENDED AND RESTATED 401(k) PLAN, AS AMENDED

June 28, 2007

By: ______________________

Name: Susan G. Shorey
Title: Plan Administrator

TD BANKNORTH INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

TD BANKNORTH INC. 401(k) Plan

Index

MAHONEY COHEN & COMPANY, CPA, P.C.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Plan Administrator
TD Banknorth Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the TD Banknorth Inc. 401(k) Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year at (December 31, 2006) is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 28, 2007

1065 AVENUE OF THE AMERICAS NEW YORK, NY 10018 TEL 212 790-5700 FAX 212 398-0267 WWW.MAHONEYCOHEN.COM

TD BANKNORTH INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets		
Investments, at fair value (note 5)	$488,773,744	$393,006,659
Participant loans receivable	8,760,432	6,559,974
Total investments	497,534,176	399,566,633
Employer contributions receivable	555	257
Employee contributions receivable	442	692
Due from brokers for securities sold	-	553,796
Accrued interest and dividend receivable	-	587,376
Total assets	497,535,173	400,708,754
Liabilities		
Due to brokers for securities purchased	-	774,773
Total liabilities	-	774,773
Net assets available for benefits at fair value	497,535,173	399,933,981
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	220,788	-
Net assets available for benefits	$497,755,961	$399,933,981

See accompanying notes to financial statements.

TD BANKNORTH INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:		
Investment income:		
Interest	$234,161	$344,161
Dividends	22,785,251	8,204,928
Net appreciation in fair value of investments (note 5)	30,064,167	18,619,808
	53,083,579	27,168,897
Contributions:		
Employer	10,861,443	10,319,452
Employee	24,230,637	22,114,493
Rollovers	3,071,747	2,368,284
	38,163,827	34,802,229
Transfer from merged employee benefit plans (note 1 a)	47,526,219	19,294,179
Total additions	138,773,625	81,265,305
Deductions from net assets attributed to:		
Benefits paid to employees	40,941,636	34,206,634
Expenses	10,009	-
Total deductions	40,951,645	34,206,634
Net increase in net assets available for benefits	97,821,980	47,058,671
Net assets available for benefits, beginning of year	399,933,981	352,875,310
Net assets available for benefits, end of year	$497,755,961	$399,933,981

See accompanying notes to financial statements.

(1) Description of Plan

The TD Banknorth Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by TD Banknorth Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

On March 1, 2005, TD Bank Financial Group completed its acquisition of a 51% interest in TD Banknorth Inc., formerly Banknorth Group, Inc. As a result of this transaction, each share of Banknorth Group, Inc stock held in the Plan was converted to (a) $12.24 in cash, (b) 0.2351 shares of Toronto-Dominion Bank common stock and (c) 0.49 shares of TD Banknorth Inc. common stock. Cash proceeds received by the Trustee from the sale or exchange of any shares of Stock were invested by the Trustee in the Investment Fund that presented the least risk of loss as determined by the Plan Administrator.

The following plans were merged with, and the assets transferred into, the Plan in 2006 and 2005.

Year Merged	Plan Name	Effective Date of Plan Merger	Assets Transferred
2006	Hudson United Bancorp and Subsidiaries Savings and Investment Plan	7/1/2006	$47,526,219
2005	Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust	9/19/2005	$18,721,560
	Drake, Swan & Crocker Insurance Agency, Inc. 401(k) Retirement Plan	8/4/2005	572,619
			$19,294,179

(b) Contributions

Participants may contribute up to 50% (highly compensated participants may contribute up to 15%) of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar quarter following completion of one year of service. The Company makes matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2006 or 2005. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $15,000 and $14,000 in 2006 and 2005, respectively. The Plan was amended August 1, 2004 to allow catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account, an allocation of the Company's discretionary contribution, if any, based on participant compensation, and a charge for any distributions and direct expenses.

(d) Vesting

Participants who were active on or after January 1, 2001 are fully vested in Company matching contributions.

(e) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. All loans are required to be repaid within five years of the loan unless the purpose of the loan is the purchase of a primary residence. The interest rate charged is a fixed rate based on the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Interest rates range from 4% to 11.5% on loans outstanding at December 31, 2006. Principal and interest is paid through fixed bi-weekly payroll deductions.

(f) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $1,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $1,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payments following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

The Plan provides that any cash dividends received on shares of TD Banknorth Inc. stock as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the Plan; or (2) be paid to the Plan and reinvested in stock. Cash dividends are paid quarterly and the amount distributed to participants was $92,319 in 2006 and $105,670 in 2005.

(g) Participant Investment Options

Each participant, at December 31, 2006, had the option of allocating employee and employer contributions into various investment options offered by the Plan. The Plan offers mutual funds, collective investment funds, a guaranteed investment contract, Company common stock and TD Bank Financial Group common stock as investment options for participants.

(h) Forfeitures

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $0 and $423,927, respectively. These amounts may be used to reduce employer contributions. In 2006 and 2005, employer contributions were reduced by $455,583 and $32,440, respectively, from forfeited nonvested accounts. Forfeited amounts relate to employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future Company contributions when the participant account is distributed or when the break in service exceeds five years.

(i) Voting Rights

Each participant is entitled to exercise voting rights attributable to TD Banknorth Inc. and Toronto-Dominion Bank shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(c) Investment Valuation and Income Recognition

Investments in common stock and mutual funds are recorded at their fair values as determined by quoted market prices. Investments in the collective investment funds represent units in a common/collective trust and are valued at the net fair value of the underlying assets as determined generally by using commercial quotation services. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable terms. Participant loans receivable are valued at cost, which approximate fair value.

Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Administrative Expense

In accordance with the Plan, all administrative expenses may be paid by the Plan unless paid by the Company. For the year ended December 31, 2006 both the Plan and Company paid portions of such expenses. Administrative expenses paid for by the Plan totaled $10,009 for the year ended December 31, 2006. For the year ended December 31, 2005 all expenses were paid for by the Company.

(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on July 12, 2003, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. In the opinion of the Plan Administrator the Plan has continued to operate within the terms of the Plan document and remains qualified under the applicable provisions of the Internal Revenue Code.

(4) Administration of Plan Assets

The Plan's assets, which include Company common shares, are held by the Trustee of the Plan. Since July 1, 2006, T. Rowe Price serves as the service provider and trustee for the TD Banknorth Inc. 401(k) Plan. As T. Rowe Price serves as a directed trustee, Plan provisions have been modified to provide that the Trustee will act following the direction of the Plan Administrator (TD Banknorth Inc.) or participants, as appropriate, rather than having discretionary authority under the terms of the Plan.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

(5) Investments

The following investments represented 5% or more of the Plan's net assets at December 31:

	2006	
	Number of shares	Market Value
Investments, at fair value:		
American Funds Growth Fund of America	950,312	$31,037,201
Dodge & Cox Stock Fund	392,622	58,717,127
Federated Capital Preservation Fund	6,141,056	61,410,563
Fidelity Balanced Fund	2,278,681	44,274,763
Fidelity Diversified International Fund	2,129,889	48,518,865
Vangard Institutional Index Fund	319,617	41,419,167
TD Banknorth Inc. common stock (1)	1,637,676	52,864,185
Toronto-Dominion Bank common stock (1)	602,972	36,099,952
		$374,341,823

	2005	
	Number of shares	Market Value
Investments, at fair value:		
American Funds Growth Fund of America	767,575	$23,687,362
Dodge & Cox Stock Fund	307,108	42,141,320
Federated Capital Preservation Fund	7,351,008	73,510,077
Fidelity Balanced Fund	2,166,348	40,640,696
Fidelity Diversified International Fund	1,127,094	36,675,642
Vangard Institutional Index Fund	334,139	38,095,220
TD Banknorth Inc. common stock (1)	1,576,243	45,789,859
Toronto-Dominion Bank common stock (1)	712,110	37,528,197
		$338,068,373

(1) Party in interest.

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Common stock	5,989,784	$5,942,411
Registered investment companies	24,074,383	12,677,397
	$30,064,167	$18,619,808

(6) Guaranteed Investment Contracts and Security Backed Contracts

In July 2006 the Plan entered into a benefit-responsive investment contract with Wells Fargo Bank, N.A (Wells Fargo). Wells Fargo maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Wells Fargo, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0% for security-backed contracts. Interest rates for security-backed contracts are reviewed on a quarterly basis for resetting. Guaranteed investment contracts provide a fixed-rate of interest over the term of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit Wells Fargo to terminate the agreement prior to the scheduled maturity date.

Average yields:	2006
Based on actual earnings	5.24%
Based on interest rate credited to participants	4.96%

(7) Related-party Transactions

The Plan owned 1,637,676 and 1,576,243 shares of TD Banknorth Inc. common stock valued at $52,864,185 and $45,789,859 at December 31, 2006 and 2005, respectively. The Plan also owned 602,972 and 712,110 shares of Toronto-Dominion Bank common stock valued at $36,099,952 and $37,528,197 at December 31, 2006 and 2005 respectively.

(8) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and collective investment funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

MK

TD BANKNORTH INC.

401(k) Plan

Supplementary Information

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

(December 31, 2006)

EIN: 01-0437984
PN: 003

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
	American Funds Growth Fund of America	Registered investment company 950,312 shares	$30,085,760	$31,037,201
	Dodge & Cox Stock Fund	Registered investment company 382,622 shares	55,632,357	58,717,127
	Federated Capital Preservation Fund	Collective investment fund 6,141,056 shares	61,410,563	61,410,563
	Fidelity Balanced Fund	Registered investment company 2,278,681 shares	43,854,466	44,274,763
	Fidelity Diversified International Fund	Registered investment company 2,129,889 shares	48,153,220	48,518,865
	Goldman Sachs Short Duration	Registered investment company 1,171,077 shares	11,217,325	11,289,182
*	TRP Mid-Cap Value Fund	Registered investment company 917,924 shares	22,847,342	23,333,625
*	TRP New Horizons Fund	Registered investment company 692,780 shares	22,522,711	22,369,858
	Pennsylvania Mutual Fund	Registered investment company 213,928 shares	2,463,107	2,475,151
	Pimco Total Return Admin	Registered investment company 1,207,381 shares	12,366,176	12,532,616
*	TRP Retirement Income Fund	Registered investment company 38,789 shares	489,105	509,303
*	TRP Stable Value Fund	Collective investment fund 8,470,039 shares	8,470,039	8,470,039
	Vanguard Institutional Index Fund	Registered investment company 319,617 shares	37,259,409	41,419,167
	Wells Fargo Stable Return Fund	Guaranteed Investment Contract 389,402 shares	15,247,216	15,346,096
*	TRP Retirement 2005 Fund	Registered investment company 43,508 shares	496,378	505,124
*	TRP Retirement 2010 Fund	Registered investment company 256,794 shares	3,916,944	4,075,317
*	TRP Retirement 2015 Fund	Registered investment company 317,016 shares	3,745,136	3,921,484
*	TRP Retirement 2020 Fund	Registered investment company 218,833 shares	3,652,362	3,796,749
*	TRP Retirement 2025 Fund	Registered investment company 150,743 shares	1,818,161	1,938,550
*	TRP Retirement 2030 Fund	Registered investment company 101,514 shares	1,770,399	1,887,147
*	TRP Retirement 2035 Fund	Registered investment company 67,723 shares	849,415	891,909

See accompanying report of independent registered public accounting firm.

TD BANKNORTH INC.
401(k) Plan
Supplementary Information
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
(December 31, 2006)

EIN: 01-0437984
PN: 003

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
*	TRP Retirement 2040 Fund	Registered investment company 30,840 shares	556,743	578,244
*	TRP Retirement 2045 Fund	Registered investment company 38,820 shares	456,301	480,207
	Cash and cash equivalents			31,320
*	TD Banknorth Inc.	Common stock - 1,637,676 shares	33,443,320	52,864,185
*	Toronto-Dominion Bank common stock	Common stock - 602,972 shares	15,634,790	36,099,952
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.00% to 11.50%, secured by, at a minimum, 50% of vested account balances	8,760,432	8,760,432
			$447,119,177	$497,534,176

* Party in interest.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142253 of TD Banknorth Inc. Form S-8 of our report dated June 28, 2007 appearing in this Form 11-K of the TD Banknorth Inc. 401(k) Plan for the year ended December 31, 2006.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 29, 2007

END